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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                Semele Group Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8166 18 201
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Gary D. Engle, President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880
                                 (203) 341-0555
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 20, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 8166 18 201                 13D                 Page  2  of  12 Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Gary D. Engle
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               550,452
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  550,452
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     550,452
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     32.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 8166 18 201                 13D                 Page  3  of  12 Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AFG Hato Arrow Limited Partnership
     I.R.S. I.D. No. 04-3144610
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               63,544
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  63,544
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     63,544
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.7%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 8166 18 201                 13D                 Page  4  of  12 Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AFG Dove Arrow Limited Partnership
     I.R.S. I.D. No. 04-3140602
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               61,673
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  61,673
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     61,673
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     3.6%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 8166 18 201                 13D                 Page  5  of  12 Pages
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AIP/Larkfield Limited Partnership
     I.R.S. I.D. No. 04-3082082
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Massachusetts
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               73,483
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  None
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  73,483
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  None
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     73,483
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 8166 18 201                 13D                 Page  6  of  12 Pages
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ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"), and amends a Schedule 13D filed on May 16, 2000, to correct certain share information. The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following four reporting persons (collectively, the "Reporting Persons," and individually, a "Reporting Person"):

         1. Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele. Mr. Engle is also President and Chief Executive Office of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Engle is a U.S. citizen.

         2. AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Hato is AFG Leasing VI Incorporated ("Leasing VI"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Hato and Leasing VI are located at 88 Broad Street, Boston Massachusetts 02110. The executive officers of Leasing VI are Geoffrey A. MacDonald and James A. Coyne, and Mr. MacDonald is the sole director of Leasing VI. Leasing VI is controlled by Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele and President and Chief Executive Officer of Equis, Mr. MacDonald is Chairman of Equis and Mr. Coyne is President and Chief Operating Officer of Semele and Senior Vice President of Equis. Equis is controlled by Mr. Engle. The business address of each of Mr. Engle and Mr. Coyne is 200 Nyala Farms, Westport, Connecticut 06880. The business address for each of Mr. MacDonald and Equis is 88 Broad Street, Boston, Massachusetts 02110. Mr. Engle, Mr. MacDonald and Mr. Coyne are U.S. citizens.

         3. AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Dove is Leasing VI. The principal place of business and principal office of Dove are located at 88 Broad Street, Boston, Massachusetts 02110.

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CUSIP No. 8166 18 201                 13D                 Page  7  of  12 Pages
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         4. AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts
limited partnership. Larkfield is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Larkfield is AFG Leasing IV Incorporated ("Leasing IV"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Larkfield and Leasing IV are located at 88 Broad Street, Boston Massachusetts 02110. The executive officers of Leasing IV are Mr. MacDonald and Mr. Coyne, and Mr. Engle and Mr. MacDonald are the directors of Leasing IV. Leasing IV is controlled by Mr. Engle.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Engle as of April 20, 2000, acquired 287,300 shares of Common Stock of Semele in exchange for 68 shares of the Voting Common Stock and 186 shares of the Non-Voting Common Stock, each $.01 par value per share, of Equis II Corporation, a Delaware corporation ("Equis II"). Mr. Engle's acquisition was part of a larger transaction in which Semele on April 20, 2000, acquired from the stockholders of Equis II the 15% of Equis II that Semele did not already own in exchange for an aggregate of 510,000 shares of Semele Common Stock. The other selling Equis II stockholders were Mr. Coyne and four trusts for the benefit of Mr. Engle's children, of which Mr. Engle's brother serves as trustee.

         Previously, on December 22, 1999, Semele had acquired 85% of Equis II from the Equis II stockholders for approximately $19.6 million. Semele had an option to acquire the remaining 15% of Equis II in exchange for 510,000 shares of the Common Stock of Semele, which it could only exercise if the approval of the stockholders of Semele for the payment in shares was obtained. Stockholder approval was obtained on March 6, 2000. On April 19, 2000, the closing price of a share of Semele Common Stock on the Nasdaq Small Cap Market was $4.625 per share.

         None of the 287,300 shares of Semele Common Stock acquired by Mr. Engle was registered under the Securities Act of 1933.

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CUSIP No. 8166 18 201                 13D                 Page  8  of  12 Pages
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ITEM 4.  PURPOSE OF TRANSACTION

         Mr. Engle acquired the shares of Semele Common Stock in connection with Semele's acquisition of Equis II, the purpose of which was to provide Semele with access to additional capital, to diversify Semele's asset base and to provide it with a larger asset base over which it could amortize its fixed costs. Mr. Engle agreed to the payment of the purchase price for 15% of Equis II in Semele Common Stock because he believes the Common Stock to be an attractive investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Engle beneficially owns 550,452 shares of Semele Common Stock, representing approximately 32.1% of the outstanding shares of Semele Common Stock, Hato beneficially owns 63,544 shares of Semele Common Stock, representing approximately 3.7% of the outstanding shares of Semele Common Stock, Dove beneficially owns 61,673 shares of Semele Common Stock, representing approximately 3.6% of the outstanding shares of Semele Common Stock, and Larkfield beneficially owns 73,483 shares of Semele Common Stock, representing approximately 4.3% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Engle include 288,400 shares owned directly, 63,352 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle, which represent salary deferred by Mr. Engle through April 30, 2000, and the aggregate of 198,700 shares owned by Hato, Dove and Larkfield, which Mr. Engle is deemed to beneficially own because he has effective control over those partnerships. Mr. Engle disclaims beneficial ownership of all the shares owned by Hato, Dove and Larkfield, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Act. Hato disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Dove or Larkfield, Dove disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Larkfield and Larkfield disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Dove.

         Mr. Engle has the sole power to vote and dispose of, or to direct the vote and disposition of, the 288,400 shares owned by him individually. Mr. Engle has the sole power to vote or to direct the vote of the 63,352 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares. Because Mr. Engle has effective control over Hato, Dove and Larkfield, he may be deemed to have the sole power to vote and dispose of, or to direct the vote and disposition of, the 198,700 shares owned by those partnerships. Each of Hato, Dove and Larkfield has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Semele Common Stock owned by it.

CUSIP No. 8166 18 201                 13D                 Page  9  of  12 Pages
          -----------                                          ---    ---



         There have been no transactions in Semele Common Stock by any Reporting Person, or, to the best knowledge of the Reporting Persons, by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement, except as follows: On January 31, the trustee of the rabbi trust for the benefit of Mr. Engle, which is also for the benefit of Mr. Coyne, received from Semele 1,737 shares of Semele Common Stock for the benefit of Mr. Engle and 1,737 shares of Semele Common Stock for the benefit of Mr. Coyne, valued at $5.756 per share; on February 29, 2000, the trustee received 1,771 shares for the benefit of Mr. Engle and 1,771 shares for the benefit of Mr. Coyne, valued at $5.647 per share; on March 31, 2000, the trustee received 1,782 shares for the benefit of Mr. Engle and 1,781 shares for the benefit of Mr. Coyne, valued at $5.613 per share; and on April 28, 2000, the trustee received 2,156 shares for the benefit of Mr. Engle and 2,157 shares for the benefit of Mr. Coyne, valued at $4.638 per share. All these shares represent salary deferred by Messrs. Engle and Coyne during 2000.

         Except for the respective partners comprising each of Hato, Dove and Larkfield and the trustee of the rabbi trust for the benefit of Mr. Engle, no other person is known to have the right to receive or the power to direct the receipt of dividends from, and, except for the respective partners comprising each of Hato, Dove and Larkfield, no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of, the Semele Common Stock owned by any Reporting Person.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Engle, 63,352 shares are held by the trustee of a rabbi trust for the benefit of Mr. Engle. These shares represent Mr. Engle's salary from Semele, which he has elected to defer. Shares in the rabbi trust attributable to Mr. Engle's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Engle are forfeited and returned to Semele if Semele terminates Mr. Engle's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Engle will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradeable, Semele will redeem the shares in installments within three years at fair market value.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement dated May 19, 2000, among the Reporting Persons.

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CUSIP No. 8166 18 201                 13D                 Page  10 of  12 Pages
          -----------                                          ---    ---


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2000                  /s/ Gary D. Engle
                              ----------------------------------
                              Gary D. Engle

                              AFG HATO ARROW LIMITED PARTNERSHIP
                                   By:  AFG Leasing VI Incorporated, its General
                                         Partner

May 19, 2000                             By: /s/ James A. Coyne
                                             -----------------------------------
                                             James A. Coyne, Vice President

                              AFG DOVE ARROW LIMITED PARTNERSHIP
                                   By:  AFG Leasing VI Incorporated, its General
                                         Partner

May 19, 2000                             By: /s/ James A. Coyne
                                             -----------------------------------
                                             James A. Coyne, Vice President

                              AIP/LARKFIELD LIMITED PARTNERSHIP
                                   By:  AFG Leasing IV Incorporated, its General
                                         Partner

May 19, 2000                             By: /s/ James A. Coyne
                                             -----------------------------------
                                              James A. Coyne, Vice President

CUSIP No. 8166 18 201                 13D                 Page  11 of  12 Pages
          -----------                                          ---    ---


                                  EXHIBIT INDEX

EXHIBIT                                                              PAGE NUMBER

1.         Joint Filing Agreement dated May 19, 2000, among the           12
           Reporting Persons.